January 18, 2007

Via EDGAR and Federal Express

Ms. Raquel Howard
Staff Accountant
United States Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Averox Inc.
                  Item 4.01 on Form 8-K/A
                  Filed November 16, 2006
                  Item 4.01 on Form 8-K
                  Filed November 14, 2006
                  File No. 0-28867

Dear Ms. Howard,

Set forth below is the response of Averox Inc. (the "Company") to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated November 29, 2006 (the "Comment Letter"), concerning the referenced Current Report on Form 8-K filed on November 14, 2006 and amended on November 16,2006. For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our' refer to the Company.

1) We note your disclosure regarding the changes in your certifying accountant. However, it is not clear when Kyle L. Tingle, CPA, LLC was dismissed as your principal independent accountant. Please revise to clarify the specific date the former accountant was dismissed as your principal independent accountant.

      We complied with your request and filed an amendment to the Item 4.01 Form 8-K on January 18, 2007 indicating that we dismissed of our former accountant, Kyle L. Tingle, CPA, LLC, on November 13, 2006.

2) We note the second paragraph of your disclosure regarding the former accountant's report on your financial statements. Please revise your disclosure to also address whether the former accountant's reports on your financial statements for either of the past two years were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. We note that it appears that these reports did include going concern modifications. Please revise accordingly.

      We complied with your request and filed an amendment to the Item 4.01 Form 8-K on January 18, 2007 indicating whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainties, audit scope or accounting principles.

3) We note the first paragraph of the former accountant's letter refers to its dismissal as your auditor stating that, "effective after the filing of the Form 10-KSB for the fiscal year ended December 31, 2005, the audit period ended April 30, 2006 and the reorganization of the Company." This statement appears to be inconsistent with the first paragraph of your disclosure under item 4.01 of Form 8-K. We also note that this letter addresses other issues to your attention rather than to the Commission and it does not address whether the former accountant agrees with your disclosure under Item 4.01. Please obtain and file an Exhibit 16 letter from the former accountant stating solely whether the former accountant agrees with your revised Item 304 disclosure, or the extent to which the accountant does not agree. Please advise your former accountant to furnish a letter on change in certifying accountant addressed to the Commission, as required by Item 304(a)(3) of Regulation S-B.

      We complied with your request and filed an amendment to the Item 4.01 Form 8-K on January 18, 2007 and have included a newly dated letter from our former accountants stating they the former accountants have read and agree with our revised Item 4.01 disclosure.

      In connection with the Company's response to you Comment Letter, the Company hereby acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company my not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our response, please feel free to call me (212-940 8555).

                                                              Sincerely,


                                                              /s/ Paul Pollock

                                                              Paul Pollock

cc: Salman Mahmood